T: 860.973.7070
123 MAIN STREET	F: 860.589.3507
BRISTOL, CT 06010-6307	BGInc.com

August 5, 2013

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Comment Letter Dated
July 1, 2013 Regarding
Barnes Group Inc.
Form 10-K for the fiscal year ended December 31, 2012
Form 10-Q for the period ended March 31, 2013
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following responses to the comments and questions as reflected in your letter dated July 1, 2013.  We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Financial Performance by Business Segment, page 23

1.
Please show us how you will revise your future filings either here or on page 2 to quantify the amount of backlog that represents government contracts that are firm but not yet funded as of the periods presented in your filing. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:  The Company’s backlog has not in recent periods and does not currently include amounts with respect to government contracts that are firm but not yet funded.  In the event that the nature of the backlog changes in the future, the Company will quantify the balance as required by Item 101(c)(1)(viii) of Regulation S-K.

2.
In light of the significance of backlog to your industry, please consider revising your future filings to provide additional granularity to your backlog disclosures and show us you will make these revisions in future filings. For example, we believe that investors would find it helpful if backlog disclosures included amounts disaggregated by:

•	Contract type (i.e. fixed price vs. time and materials);

•	Source (i.e. Pass through separate from non-pass through); and

•	Customer type (i.e. specific government agencies and/or municipalities).

Response: We have considered the nature of our backlog and whether additional disclosure would be meaningful to our investors.  A majority of the Company’s backlog relates to commercial customers, not government agencies and/or municipalities.  Backlog includes contracts that are predominantly based on a negotiated price per unit.  The Company has pass through provisions in certain of its contracts to mitigate the risk of fluctuations in commodity prices (increases/decreases in commodity prices are borne by the customer).  The impact of any future variability due to these pass through provisions is not included in the backlog amounts.  We will continue to monitor the nature and mix of our backlog to determine whether enhanced disclosure is helpful to investors prospectively.

3.
Please show us how you will revise your segment MD&A in future filings to explain the specific business reasons for material fluctuations in your operating results. For example, you explained that Aerospace sales increased 2.1% from 2011 primarily as a result of “growth in the OEM manufacturing and aftermarket repair and overhaul businesses” but it is unclear what specific company or industry factors led to that growth. Additionally, you indicate that this growth was partially offset by a “decline in the sales within the aftermarket RSP spare parts business” but it unclear what factors caused the decline and to what extent this decline affected your operating results. When multiple factors contribute to material fluctuations, we believe that you should quantify the impact of each factor. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Response:  Beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, we will enhance our disclosure in future filings to explain specific business reasons for material fluctuations in our operating results.  An example, based on 2012 results, is as follows:

“Aerospace recorded sales of $390.5 million in 2012, a 2.1% increase from 2011, primarily as a result of growth in the OEM manufacturing and aftermarket repair and overhaul businesses. Growth in these businesses benefited from increases in new engine production and air traffic across the industry, respectively.  This growth was partially offset by a decline in sales within the aftermarket RSP spare parts business, which was negatively impacted by industry-wide destocking of spare parts.”

The Company does not believe that other factors or the sales fluctuations at any of the individual businesses materially contributed to the 2.1% increase within the Aerospace segment. The Company confirms that in future filings it will quantify the impacts of other factors or sales fluctuations at the individual businesses when material to our consolidated or segment results.

Liquidity and Capital Resources, page 25

4.	Please show us how you will revise your disclosures on pages 26 and 27 to address any restrictions on your ability to access cash and cash equivalents held by foreign subsidiaries.

Response:  Currently the Company has no material regulatory or contractual restrictions to access cash held by foreign subsidiaries.  However, in some instances redeployment of cash could create an additional tax cost.  Please note that the additional tax cost of repatriation is outlined in the Income Taxes footnote on page 60 as well as the Management’s Discussion and Analysis Income Taxes section on page 20 of the Annual Report on Form 10-K.  Beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, we will enhance our disclosure in future filings substantially as follows:

“At December 31, 2012, the Company held $86.4 million in cash and cash equivalents. Substantially all of this cash was held by foreign subsidiaries. Cash and cash equivalents held by foreign subsidiaries are expected to continue to increase in the near term. These amounts have no material regulatory or contractual restrictions and are expected to primarily fund international investments. During 2012, the Company repatriated $8.0 million of current year foreign earnings to the U.S.”

Exhibit 10.1

5.
We note that exhibit 4.1 to the Form 10-Q for the quarter ended September 30, 2011 which you incorporate by reference omits most schedules to the fifth amended and restated revolving credit facility agreement. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments. Please refile the fifth amended and restated revolving credit facility agreement with all attachments in your next periodic report under the Exchange Act.

Response:  The Company has included Exhibit 4.1, the fifth amended and restated revolving credit agreement, inclusive of all exhibits and all schedules, within our Form 10-Q for the quarter ended June 30, 2013 that was filed with the Commission on July 30, 2013.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2013

General

6.	Please address the above comments in your interim filings as well.

Response:  The Company will address the above comments in its future interim filings (as applicable) substantially in the manner described above.

14. Commitments and Contingencies, page 17

7.	We note your disclosure regarding the unfavorable April 2013 Tax Court Decision and have the following additional comments.

•	Please tell us what the $20 million additional charge the company could record represents and how such amount was determined; and

Response: The amount disclosed as the potential charge in the second quarter included the total amount of income taxes, penalties and interest associated with the Tax Court Decision, partially offset by amounts previously reserved by the Company under the provisions of ASC 740.  These amounts were based upon a preliminary tax computation received from the IRS.  Please refer to the Company’s prior disclosures of this matter in the Income Taxes footnote as indicated on page 60 of the Annual Report on Form 10-K.

•
  Please clarify for us if you took similar positions related to the federal taxation of foreign income of foreign subsidiaries for any tax years subsequent to 2002. If so, please tell us how you considered the need for any adjustments to your deferred tax assets or unrecognized tax benefits as of March 31, 2013 as a result of this assessment.

Response: No similar tax position has been taken by the Company subsequent to 2002.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:          Lisa Etheredge, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President, General Counsel and Secretary, Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP